Exhibit 11
MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF NET INCOME (LOSS) PER SHARE
Three Months Ended March 31, 2009 and 2008

	Three Months Ended
	March 31,
	2009	2008
	(In thousands of dollars)
BASIC EARNINGS PER SHARE

Average common shares outstanding	123,999	84,127

Net loss	$(184,560)	$(34,497)

Basic (loss) earnings per share	$(1.49)	$(0.41)

DILUTED EARNINGS PER SHARE

Adjusted weighted average shares outstanding:
Average common shares outstanding	123,999	84,127
Common stock equivalents	—	—

Adjusted weighted average diluted shares outstanding (1)	123,999	84,127

Net loss	$(184,560)	$(34,497)

Diluted (loss) earnings per share	$(1.49)	$(0.41)

(1)	Per Statement of Financial Accounting Standards No. 128, “Earnings Per Share”, for the three months ended March 31, 2009 and 2008 the diluted weighted-average shares are equivalent to the basic weighted average shares due to a net loss from continuing operations.